Exhibit 2

PROXY STATEMENT
________________
SILICOM LTD.
8 Hanagar St.
Kfar Sava
Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 11, 2012

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, April 11, 2012 at 12:00 noon Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 6, 2012. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on March 6, 2012 are entitled to vote at the Meeting. On February 29, 2012, 6,928,963 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until Wednesday, April 18, 2012 at 12:00 noon Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Approval of the proposals stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of February 29, 2012, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 6,928,963 Ordinary Shares outstanding on that date):

Name and Address	Number of Shares Owned	Percent of Class

Zohar Zisapel(1)	1,511,722	21.82%
All directors and officers as a group	1,753,045	25.03%
_______________
 (1) As reported on the Schedule 13 D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009

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PROPOSAL 1

ELECTION OF DIRECTORS

The management of the Company has selected the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The following nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected. The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Avi Eizenman	54
Mr. Eizenman co-founded the Company in 1987 and has served as its President and as a Director, since its inception. Mr. Eizenman also served as Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his position as Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu (‘Shaike’) Orbach	60
Mr. Orbach has been has been President and Chief Executive Officer of the Company since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

Zohar Zisapel	63
Mr. Zisapel is a co-founder of the Company. He served as a Director from the Company's inception and until 2001; in September 2010, he was elected again as Director in the Company. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998.  Mr. Zisapel serves as chairman of three other public companies – Ceragon Networks Ltd. (Ticker Symbol CRNT), RADVision Ltd. (Ticker Symbol RVSN) and RADCOM Ltd. (Ticker Symbol RDCM) – and as chairman or director of several private companies belonging to the RAD Group. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010). Since July 2008, Mr. Zisapel has been a director of Amdocs Limited (Ticker Symbol DOX).  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 RESOLVED, to elect Avi Eizenman and Zohar Zisapel as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and to elect Yeshayahu (‘Shaike’) Orbach, as a director of the Company for the coming year until the next annual meeting of the Company’s shareholders, subject to his continued employment as President and Chief Executive Officer of the Company.

The election of Avi Eizenman, Zohar Zisapel and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL 2

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee and the Board of Directors have authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the period commencing January 1, 2012 and until the next annual shareholders meeting. The Audit Committee and Board of Directors believe that the selection of Somekh Chaikin as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee of the Board of Directors shall fix the remuneration of Somekh Chaikin in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to ratify the appointment of Somekh Chaikin as the independent public accountants of the Company for the period commencing January 1, 2012 and until the next annual shareholders meeting, and to authorize the Audit Committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

The appointment of Somekh Chaikin requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors recommends that the shareholders vote “FOR” the appointment of Somekh Chaikin as the independent public accountants of the Company.

PROPOSAL 3

APPROVING GRANT OF BONUS TO CHIEF EXECUTIVE OFFICER

Pursuant to the Israeli Companies Law 5759-1999 (the "Companies Law"), the terms of compensation of members of the Board of Directors, including with respect to the terms of such board members’ employment in other positions in the Company, require approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

Following the approval by the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach who did not participate in the vote), the shareholders of the Company are being asked to approve the grant of a bonus in the amount of $150,000 (“Shaike’s Bonus”) to Mr. Orbach, the Company’s Chief Executive Officer, who is also a member of the Board of Directors.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to approve the grant of a bonus in the amount of $150,000, to the Company’s Chief Executive Officer, Mr. Yeshayahu (‘Shaike’) Orbach.

Approval of the grant of Shaike’s Bonus require the vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors, with the exception of Mr. Yeshayahu (‘Shaike’) Orbach and Mr. Avi Eizenman who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the grant of Shaike’s Bonus.

PROPOSAL 4

APPROVING GRANT OF BONUS TO ACTIVE CHAIRMAN OF THE BOARD

Pursuant to the Companies Law, the terms of compensation of members of the Board of Directors require approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

Following the approval by the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach who did not participate in the vote), the shareholders of the Company are being asked to approve the grant of a bonus in the amount of $150,000 (“Avi's Bonus”) to Mr. Eizenman, Active Chairman of the Board of Directors.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to approve the grant of a bonus in the amount of $150,000, to the Active Chairman of the Company’s Board of Directors, Mr. Avi Eizenman.

Approval of the grant of Avi’s Bonus requires the vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the grant of Avi’s Bonus.

PROPOSAL 5

APPROVE AMENDMENTS TO THE ARTICLES RELATED TO INDEMNIFICATION AND
INSURANCE OF DIRECTORS AND OFFICERS OF THE COMPANY

At the Meeting, the Company will propose to approve amendments to the Articles of Association of the Company, in order to allow indemnification and insurance of directors and officers of the Company to the full extent permitted by law.

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like Silicom Ltd. and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals per instance of violation is a fine of NIS 1,000,000 (currently equivalent to approximately $266,367), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable the Company to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to revise the Articles of Association of the Company to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above. Accordingly, we propose to revise the "INSURANCE, EXEMPTION AND INDEMNITY OF OFFICERS" section of the Articles (Article 68) as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

68.           INDEMNITY, INSURANCE AND EXEMPTION

(a)
Subject to the provisions of the Companies Law and the Israeli Securities Law, 5728-1968 (the “Securities Law”), the Company may resolve in advance to exempt an Office Holder of the Company from all or any of his liability for damage in consequence of a breach of the duty of care vis-à-vis the Company.

(b)
Subject to the provisions of the Companies Law and the Securities Law, the Company may enter into a contract to insure the liability of an Office Holder of the Company for an obligation imposed upon him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

(i) a breach of the duty of care vis-à-vis the Company or vis-à-vis another person;

(ii) a breach of the fiduciary duty vis-à-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to believe that the act would not harm the Company;

(iii) a monetary obligation imposed on him in favor of another person;

(iv) for reasonable expenses, including attorneys fees, incurred by the officer as a result of an ongoing proceeding instituted against him in accordance with the Securities Law. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the officer in favor of an injured party as set forth in Section 52LIV(a)(1)(a) of the Securities Law and expenses that the officer incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(v) any other incident for which it is or shall be permitted by law to insure the liability of an Office Holder.

(c)	Subject to the provisions of the Companies Law and the Securities Law –

(i) The Company may give an undertaking in advance to indemnify an Office Holder of the Company for an obligation or expense as specified in sub-Article (d) below, imposed on or incurred by him in consequence of an act or omission to act in his capacity as an Office Holder, provided that the undertaking with respect to obligations specified in sub-Article (d)(i) below is limited to events which in the Board of Directors’ opinion are foreseeable in view of the Company’s activity at  the time of the indemnity undertaking, and to an amount or degree which the Board of Directors has determined is reasonable in the circumstances of the case (hereinafter: “an indemnification undertaking”).

(ii) Without derogating from the provisions of sub-Article (c)(i) above, the Company may indemnify an Office Holder of the Company retroactively, for an obligation or expense as specified in sub-Article (d) below, imposed or incurred on him in consequence of an act done in his capacity as an Office Holder in the Company.

(d)
The indemnification undertaking or indemnity, as mentioned in sub-Article (c) above, may be given for an obligation or expense as specified in sub-Articles (d)(i) to (d)(iv) below, imposed on or incurred by the Office Holder of the Company in consequence of an act or omission to act in his capacity as an Office Holder, as follows:

(i) A monetary liability imposed by the Office Holder of the Company pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a compromise or an arbitration decision that was approved by a court of law;

(ii)Reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder of the Company due to an investigation or a proceeding instituted against the Office Holder by an authority competent to administrate such an investigation or proceeding, and that was “finalized without the filing of an indictment against the Office Holder” (as defined in the Companies Law) and without any “financial obligation imposed on the Office Holder in lieu of criminal proceedings” (as defined in the Companies Law); or that was “finalized without the filing of an indictment against the Office Holder” but with “financial obligation imposed on the Office Holder in lieu of criminal proceedings” with respect to an offence that does not require proof of criminal intent; or expenses incurred in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from generality of the foregoing, such expenses will include a payment imposed on the officer in favor of an injured party as set forth in Section 52LIV(a)(1)(a) of the Securities Law and expenses that the officer incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(iii) Reasonable litigation expenses, including attorneys’ professional fees, incurred by the Office Holder of the Company or which he is ordered to pay by a court in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal indictment of which he is acquitted, or in a criminal indictment of which he is convicted of an offence that does not require proof of criminal intent.

(iv) Any other obligation or expense for which it is or shall be permitted by law to indemnify an Office Holder of the Company.

(e)
Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 68 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.

(f)
The provisions of this Article 68 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, (i) in respect of the procurement of insurance and/or indemnification and/or exculpation, in favour of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and (ii) in respect of the procurement of insurance and/or indemnification and/or exculpation, in favour of an Office Holder insofar as such insurance and/or indemnification and/or exculpation are not specifically prohibited pursuant to any law.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, that the "INSURANCE, EXEMPTION AND INDEMNIFICATION" section of the Articles (Article 68) will be revised with the changes indicated in this Proxy Statement."

The amendment of the Articles requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors recommends that the shareholders vote "FOR" amending the Articles related to indemnification and insurance of directors and officers of the Company.

PROPOSAL 6

APPROVE A REVISED FORM OF INDEMNIFICATION LETTER THAT WILL BE ISSUED BY
THE COMPANY TO DIRECTORS OF THE COMPANY

The Companies Law and the Articles of Association of the Company authorize the Board of Directors, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify the Company's directors, subject to certain conditions and limitations. In the past, shareholders of the Company have approved giving indemnification letters to all directors of the Company.

 In light of the recent amendments to the Companies Law and to the Israeli Securities Law described in Proposal Five above, and provided that the Articles of Association are amended as proposed in such Proposal Five, the Board of Directors proposes to revise the form of the Company's indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law.  The proposed form of amended indemnification letter is attached hereto as Appendix A. The words proposed to be added are underlined.

Under the Companies Law, the adoption of the proposed resolution requires the approvals of the Audit Committee, Board of Directors and shareholders, in that order. The proposed revised form of indemnification letter, as described above, was approved by our Audit Committee and by the Company's Board of Directors.  The inclusion of Clauses 2.1.4 and 2.1.5 in the form of indemnification letter attached hereto as Appendix A is also subject to the approval by the shareholders of the Company of changes to the Articles described in Proposal Five above. Should such Proposal Five not be approved by the shareholders of the Company, then to the extent that proposed resolution under this Proposal Six is approved by the requisite majority of shareholders of the Company as described below, the Board of Directors will make appropriate amendments to the form of indemnification letter by removing Clauses 2.1.4 and 2.1.5 from the indemnification letter so that it is consistent with the provisions of the Company's current Articles of Association, and leaving all other proposed changes intact in the revised form of indemnification letter.

The Board of Directors believe that approval of the revised form of indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors, and approved granting the proposed form of indemnification letter to the Company's directors.

 At the Meeting, the Company's shareholders will be asked to approve granting the revised form of indemnification letter in the form of Appendix A attached hereto to the Company's directors serving from time to time in such capacity. For the avoidance of doubt, if this Proposal Six is not approved, the validity of the existing form of the Company's indemnification letter which was previously approved by the requisite corporate approvals will not be affected.

RESOLVED, to approve the revised indemnification letter in the form of Appendix A attached to this Proxy Statement, to be provided to directors of the Company serving from time to time in such capacity".

Approval of the revised form of the indemnification letter requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy.

The Board of Directors recommends that the shareholders vote "FOR" approving the revised indemnification letter that will be issued to directors of the Company.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2011
AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2011 and the Consolidated Statement of Income for the year then ended. The Company intends to publish its audited financial statements for the fiscal year ended December 31, 2011 by March 31, 2012. Once published, you may request that a copy be mailed to you.
_________________________________

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il. This proxy statement is also available on the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (‘Shaike’) Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: March 1, 2012

Appendix A to the Proxy Statement

Revised Officer Indemnity Agreement

APPENDIX A

To: _____________[Officer]
Date:____________

Exemption & Indemnification Agreement

Whereas
It is in the best interest of Silicom Ltd. (the “Company”) to retain and attract the most capable and talented persons as Officers (“Officers”) as defined in the Israel Companies Law – 1999  (the “Companies Law”); and,

Whereas	The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas
You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by law and subject to the terms hereof; and,

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1
Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2	The exemption shall not be valid with respect to any of the following:

1.2.1	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

1.2.2	Any liability, with respect to which you are entitled to receive indemnification hereunder.

2.	Indemnification

2.1
Subject  only  to  mandatory  provisions  of  applicable  law  to  the  contrary,  the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1  ~~, 2.1.2 and 2.1.3~~through 2.1.5 below, imposed on you or incurred by you in consequence of an act you performed (or an omission to act)  in your capacity as Officer  of  the  Company  (“Indemnifiable  Liabilities”),  provided  that  the Company’s undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix “A” hereto.

2.1.1	any monetary obligation imposed on you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

2.1.2
all reasonable litigation expenses, including advocates’ professional fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administrate such an investigation or proceeding that was “finalized without the filing of an indictment” (as defined in the Companies Law ~~– 1999~~) against you “without any financial obligation imposed in lieu of criminal proceedings” (as defined in the Companies Law ~~– 1999~~), or an investigation or proceeding that was finalized “without the filing of an indictment” against you with a “financial obligation imposed in lieu of criminal proceedings” with respect to an offence that does not require proof of criminal intent or inconnection with a financial sanction; ~~and~~

2.1.3
all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of mens rea (criminal intent);

2.1.4
expenses, including reasonable litigation expenses and attorneys’ fees, incurred by you as a result of a proceeding instituted against you in relation to a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Israel Securities Law – 1968 ("Securities Law"); and

2.1.5	payments made by you to an injured party, as set forth in Section 52LIV (a)(1)(a) of the Securities Law.

2.1.6
The above shall also apply to any obligation or expense specified in Sections 2.1.1, ~~2.1.2 and 2.1.3~~through 2.1.5 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law   ~~-   1968~~) (“Subsidiary”) or in consequence of your service as Officer in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law   ~~-   1968~~) (“Affiliate”).  Regarding Section 2.1.3 above the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.2
The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid. Notwithstanding the above, the Company agrees to advance you any amount which you would be entitled to receive as payment under an insurance policy with respect to Indemnifiable Liabilities and you will thereafter be obligated to assign and/or reimburse the Company for any payment actually received by you directly or by the Company under such insurance policy with respect to such Indemnifiable Liabilities.

2.3
If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

2.4
If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

3.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

3.1
A breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company and/or a Subsidiary or Affiliate, as applicable;

3.2	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care, excluding a breach due to your negligence only;

3.3	An action taken or not taken with the intent of unlawfully realizing personal gain or in the event of an intentional conflict of interest;

3.4	A fine, financial sanction or penalty imposed upon you; which cannot by law be indemnified for by the Company;

3.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you, and

3.6
a proceeding instituted against you pursuant to the provisions of Chapter VIII’3, VIII’4 or IX’1 under the Securities Law which cannot by law be indemnified for by the Company, except as permitted hereunder and in accordance with Section 56VIII(b) the Securities Law.

4.	Notices and Defense Against Suits

4.1
You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

4.2
The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

4.3
You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

4.4	If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

4.5	The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

4.6
Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

4.7
The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by you, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

4.8
For  the  removal  of  doubt,  the  Company’s  obligations  hereunder  shall  not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1 through 2.1.6 ~~, 2.1.2 and 2.1.3~~ above, without limitation to the types of events and the amount specified in Appendix “A”.

4.9
For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this agreement and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this agreement and/or pursuant to law and provided however, that such financial arrangement does not deviate from the conditions precedent in this agreement.

5.	Validity

5.1
The Company’s obligations hereunder (including all annexes attached hereto) will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your being or having been a director or an Officer of the Company, and/or on your action or omission to act during your office/employment.

5.2
The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

5.3	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof.

5.4	Gender use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

5.5	This agreement cancels any preceding letter of indemnification that may have been issued to you.

5.6	The headings of the paragraphs of this agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

5.7	This agreement shall in no way be binding on the Company prior to the receipt of all necessary corporate approvals required under the Companies Law.

IN WITNESS WHEREOF the parties have signed this Indemnification Agreement in one or more counterparts on _______, 2012

Silicom Ltd. By: ______________________ Title: _____________________

Accepted and agreed on__________:

____________________
Name:

APPENDIX “A”

1.	The Company’s obligation to indemnify you is limited to the following:

a.	Actions in connection with anything performed by the Company, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

b.
Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

c.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

d.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

e.
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof (including compensation for directors and employees of the Company), and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers; from the generality of the above, actions in connection   with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

f.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

g.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

h.
Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i.
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

j.
Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;.

k.
Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates or claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company, its Subsidiaries and/or Affiliates in the circumstances required under applicable laws.

l.
Actions in connection with the testing of products developed by the  Company, Subsidiaries and/or Affiliates, actions in connection with product liability as they relate to products developed by the Company, Subsidiaries and/or Affiliates or actions in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability.

m.
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company, Subsidiaries and/or Affiliates on the intellectual property of a third party~~;~~ .

n.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise, and care in regard of the Company's, its Subsidiaries' and/or Affiliates' businesses.

o.
Actions in connection with laws or any other governmental regulations or orders requiring  the  Company,  its  Subsidiaries  and/or  Affiliates  to  obtain  and/or maintain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 3,000,000 (in addition to any amounts paid under an insurance coverage).